EXHIBIT 99.1

NewsRelease

TC Energy

TC Energy declares quarterly dividends

CALGARY, Alberta, **Nov. 6, 2025** – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced that its Board of Directors (Board) has declared a quarterly dividend of $0.85 per common share for the quarter ending Dec. 31, 2025, on the Company's outstanding common shares. The common share dividend is payable on Jan. 30, 2026, to shareholders of record at the close of business on Dec. 31, 2025.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

- For the period up to but excluding Dec. 31, 2025, payable on Dec. 31, 2025, to shareholders of record at the close of business on Dec. 1, 2025:
  - Series 1 (TRP.PR.A) - $0.3086875 per share
  - Series 2 (TRP.PR.F) - $0.2918034 per share
  - Series 3 (TRP.PR.B) - $0.256375 per share
  - Series 4 (TRP.PR.H) - $0.2510363 per share
- For the period up to but excluding Jan. 30, 2026, payable on Jan. 30, 2026, to shareholders of record at the close of business on Dec. 31, 2025:
  - Series 5 (TRP.PR.C) - $0.1218125 per share
  - Series 6 (TRP.PR.I) - $0.2503534 per share
  - Series 7 (TRP.PR.D) - $0.3740625 per share
  - Series 9 (TRP.PR.E) - $0.3175 per share
  - Series 10 (TRP.PR.L) - $0.3013945 per share
- For the period up to but excluding Nov. 28, 2025, payable on Nov. 28, 2025, to shareholders of record at the close of business on Nov. 17, 2025:
  - Series 11 (TRP.PR.G) - $0.2094375 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the *Income Tax Act* (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

As previously announced, all issued and outstanding Cumulative First Preferred Shares, Series 11 (Series 11 Shares) will be redeemed on Nov. 28, 2025. As such, the quarterly dividend of $0.2094375 per Series 11 Share announced in this release will be the final dividend on the Series 11 Shares. Subsequent to Nov. 28, 2025, the Series 11 Shares will cease to be listed on the Toronto Stock Exchange and will no longer be entitled to dividends.
Common shares purchased with reinvested cash dividends under TC Energy's Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy's common and preferred shares.

About TC Energy We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets. Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522